Exhibit 10.8
EXECUTIVE EMPLOYMENT AGREEMENT
          This Executive Employment Agreement (“Agreement”), dated for reference purposes only as of the 16th day of December, 2008, is entered into by and between Dana Holding Corporation, a Delaware corporation, with its principal executive office at 4500 Dorr Street, Toledo, Ohio (the “Company”), and Robert H. Marcin, an individual, residing in Michigan (“Executive”), effective as of January 1, 2009 (the “Effective Date”).
RECITALS
A.	The Company and Executive entered into an Executive Employment Agreement dated April 16, 2008, effective February 4, 2008 (the “2008 Agreement”). Under the terms of the 2008 Agreement, Executive has been employed as Chief Administrative Officer of the Company.

B.	The parties wish to amend certain terms of Executive’s employment with the Company to be effective as of January 1, 2009.
          Therefore, in consideration of the promises and respective covenants and agreements of the parties herein contained, and intending to be legally bound, the parties hereto agree as follows:
1.	Employment; 2008 Agreement. The Company and Executive hereby agree that as of the Effective Date Executive will be employed by the Company on the terms set forth in this Agreement. The Company and Executive intend that the 2008 Agreement shall continue to govern Executive’s employment until the Effective Date, and that any matters that arise during the term of the 2008 Agreement before the Effective Date will be governed by the 2008 Agreement. As of the Effective Date, Executive’s employment with the Company will be governed exclusively by the terms of this Agreement and will not be governed by the 2008 Agreement.

2.	Term. The employment of Executive by the Company under the terms of this Agreement will commence on the Effective Date and shall continue until terminated as set forth in Section 5 of this Agreement (the “Term”).

3.	Position and Duties. Executive shall serve as Chief Administrative Officer of the Company and shall have such responsibilities and authority commensurate with such position as may from time to time be assigned to Executive by the Board of Directors of the Company, the Executive Chair of the Board of Directors, and/or the Chief Executive Officer. Executive shall devote substantially all his working time and efforts to the business and affairs of the Company.

4.	Compensation and Related Matters.
4.1	Salary. The Company shall pay to Executive a salary of U.S. $540,000 per year (the “Base Salary”), which rate may be increased from time to time in accordance with normal business practices of the Company. The Base Salary shall be payable by the Company in accordance with the normal payroll practices of the Company then in effect.
4.2	Annual Bonus, Equity Participation and Long Term Incentive Plan. Executive will be eligible to participate in any annual bonus, stock equity participation and long term incentive programs generally applicable to senior executives and as approved by the Board of Directors. Executive’s eligibility for bonuses or other incentives under any such programs will be based on the recommendation of the Executive Chair of the Board of Directors or the Chief Executive Officer of the Company, subject to any other requirements applicable to such programs. Specifically, Executive will be eligible for an annual bonus with a target of 75% of the Base Salary. Executive’s eligibility for the bonus and the amount thereof will be based on the achievement of performance measures to be set by the Board of Directors. If the Company terminates Executive’s employment without Cause or if Executive terminates for Good Reason or if there is a Change in Control within eighteen (18) months of the Effective Date, Executive will be entitled to payment of the entire annual bonus compensation Executive would otherwise have been eligible to receive for the twelve-month period following termination (whether or not any applicable performance measures are achieved). If the Company terminates Executive’s employment for Cause during a Term, Executive will not be entitled to payment of any portion of the annual bonus compensation for the year in which the termination occurred. If Executive’s employment terminates for any other reason during the Term, Executive will at a minimum be entitled to payment of the annual bonus compensation pro rated to the effective date of the termination.

4.3	Stock Options. The Company has awarded Executive, as of October 31, 2008, a stock option (the “Option”) under the Company’s 2008 Omnibus Incentive Plan (the “2008 Plan”) to purchase up to 125,000 shares of the Company’s Common Stock (the “Option Shares”) at an exercise price of $1.90 per share, which is the closing stock price of the shares of the Company’s Common Stock as of the date of the award. The grant of the Option Shares will be documented in a Nonqualified Stock Option Agreement to be entered into between the Company and Executive. The Option Shares shall vest and become exercisable by Executive ratably over a three (3) year period if Executive remains continuously employed by the Company until Executive is eligible for Normal Retirement; provided, however, that if Executive dies or becomes disabled, or in the event of a Change in Control, any unvested Option Shares shall immediately vest and become exercisable. For the avoidance of doubt, the Option Shares will continue to vest and will not be forfeited in the event of Executive’s termination of employment if Executive is eligible for Normal Retirement at the time of the termination. Further, if Executive is eligible for Normal Retirement at the time of termination, the Option shall terminate five (5) years after Executive ceases to be an employee or ten (10) years from the date of the award, whichever is earlier. For purposes of this Agreement, “Change in Control” and “Normal Retirement” shall have the meaning provided in the 2008 Plan. The terms of this Agreement will supercede and take precedence over any terms of the Nonqualified Stock

Option Agreement to the extent the terms of the Nonqualified Stock Option Agreement are contradictory or inconsistent with the terms of this Agreement.
4.4	Performance Shares. The Company grants to Executive 31,250 performance shares under the 2008 Plan (the “Performance Shares”), vesting ratably over a three (3) year period if Executive remains continuously employed by the Company until Executive is eligible for Normal Retirement; provided, however, that if Executive dies or becomes disabled, or in the event of a Change in Control, any unvested Performance Shares shall immediately vest. For the avoidance of doubt, the Performance Shares will continue to vest and will not be forfeited in the event of Executive’s termination of employment if Executive is eligible for Normal Retirement at the time of the termination. The Performance Shares will be awarded based on the attainment of Management Objectives (as defined in the 2008 Plan), which Management Objectives will be determined by the Compensation Committee of the Board of Directors in accordance with its standard practices. The Performance Shares will be earned and paid in shares of the Company’s Common Stock upon certification by the Compensation Committee that the applicable Management Objectives have been satisfied.

4.5	Restricted Stock Units. The Company grants to Executive 31,250 restricted stock units under the 2008 Plan (the “Restricted Stock Units”), vesting ratably over a three (3) year period (the “Restriction Period”) if Executive remains continuously employed by the Company until Executive is eligible for Normal Retirement; provided, however, that if Executive dies or becomes disabled, or in the event of a Change in Control, any unvested Restricted Stock Units shall immediately vest. For the avoidance of doubt, the Restricted Stock Units will continue to vest and will not be forfeited in the event of Executive’s termination of employment before the expiration of the Restriction Period if Executive is eligible for Normal Retirement at the time of the termination. Upon vesting, the Restricted Stock Units will be earned and paid in shares of the Company’s Common Stock.

4.6	Additional Payments.

4.6.1	To the extent any compensation received under the Nonqualified Stock Option Agreement, under any other awards under the 2008 Plan or under this Agreement would be subject to the tax imposed by Section 4999 of the Code (the “Excise Tax”), the Company will pay Executive an additional amount (the “Gross-Up Payment”) such that the net amount retained by Executive shall be equal to the compensation Executive would have received had there been no Excise Tax imposed.

4.6.2	Upon any payment to Executive in connection with a Change in Control or a termination of this Agreement, the Company shall, at the Company’s expense, cause an independent public accounting firm mutually agreeable to the Company and Executive to determine whether the payment would be subject to any Excise Tax and if so, the amount of the Gross-Up Payment. Such accounting firm shall provide detailed supporting calculations to both the Company and Executive within fifteen (15) business days after receiving notice that such payments have been made (or at such earlier time as requested by the Company). If the accounting firm determines that no Excise Tax is payable by Executive, the accounting firm shall provide Executive with a written opinion that the failure to report an excise tax on Executive’s applicable federal income tax return would not result in the imposition of any penalty. In the event the Excise Tax is subsequently determined to be less than the amount taken into account in calculating the Gross-Up Payment, Executive shall repay to the Company, at the time that the amount of such reduction in Excise Tax is finally determined, the portion of the Gross-Up Payment attributable to such reduction. In the event that the Excise Tax is determined to exceed the amount taken into account (including by reason of any payment the existence or amount of which cannot be determined at the time of the Gross-Up Payment), the Company shall make an additional gross-up payment to Executive in respect of such excess (plus any penalty, interest or Excise Tax payable with respect to such excess) at the time that the amount of such excess is finally determined, such that Executive retains the same amount of compensation and benefits Executive would have received had there been no Excise Tax imposed.

4.6.3	The Company shall pay the Gross-Up Payment not later than the fifth day following the date of termination of this Agreement (or if there is no termination, the fifth day following the date of the Change in Control); provided, however, that if the amount of the Gross-Up Payment cannot be finally determined on or before such day, the Company shall pay Executive on such day an estimate determined in good faith by the Company of the minimum amount of such payment and shall pay the remainder of such payment as soon as the amount thereof can be determined but in no event later than the thirtieth day after the date of termination (or the date of the Change in Control, as the case may be).

4.7	Relocation Expenses and Reimbursements. Executive will continue throughout the Term of this Agreement to be eligible for the reimbursement of relocation expenses and the other benefits provided to Executive in Sections 4.6.1, 4.6.2 and 4.6.3 of the 2008 Agreement, except that in lieu of the home sale assistance provided to Executive in Section 4.6.2 of the 2008 Agreement, the Company will reimburse Executive for any brokers fees and closing costs associated with the sale of Executive’s family residence in Michigan at such time as Executive sells his residence in Michigan (including if such time is after the termination of Executive’s employment with the Company).

The benefits provided to Executive pursuant to this Section 4.7 shall survive the termination of this Agreement and shall not be subject to any clawback or repayment policy of the Company; in particular, the repayment requirements set forth in the Company’s U.S. Domestic Relocation Policy shall not apply to Executive. To the extent any benefits received by Executive under this Section 4.7 is imputed as taxable income to Executive, the Company will pay Executive an additional amount to alleviate all tax burdens associated with these benefits, including the tax associated with such additional amounts.
4.8	Vacation. In addition to legal holidays observed by the Company, Executive shall be entitled to twenty (20) days of paid vacation per year, which vacation days shall accrue and be useable by Executive in accordance with the Company’s standard vacation policies. Upon termination of employment, the Company will promptly pay Executive any unused vacation days.

4.9	Expenses. During the term of Executive’s employment hereunder, Executive shall be entitled to receive prompt reimbursement for all reasonable expenses incurred by Executive in performing services hereunder, including all expenses of travel and living expenses while away from home on business or at the request or and in the service of the Company, provided that such expenses are incurred and accounted for in accordance with the policies and procedures as reasonably established by the Company.

4.10	Other Benefits. The Company shall keep in full force and effect, and Executive shall be entitled to participate in all of the Company’s benefit plans, perquisites, allowances and other arrangements generally applicable to senior executives, including (without limitation) life and disability insurance, bonus pools, stock options and stock ownership programs. Notwithstanding the foregoing, Executive will not participate in the Company’s health care benefit plans. The Company shall not make any changes in such plans and arrangements which would adversely affect Executive’s rights or benefits thereunder, unless such change occurs pursuant to a program applicable to all executive officers of the Company and does not result in a proportionately greater reduction in the rights of or benefits to Executive as compared with any other executives of the Company.
5.	Termination
5.1	Termination Without Cause. Either party may terminate this Agreement without Cause by giving to the other party thirty (30) days written notice.

5.2	Termination Upon Death or Disability. Executive’s employment hereunder shall terminate upon his death. If, as a result of Executive’s incapacity due to physical or mental illness, Executive shall have been absent from his duties hereunder on a full-time basis for the entire period of six consecutive months, and within thirty (30) days after written notice of termination is given (which may occur before or after the end of such six-month period), Executive shall not have returned to the performance of his duties hereunder on a full-time basis, the Company may terminate Executive’s employment hereunder.

5.3	Termination by the Company For Cause. The Company may terminate this Agreement for “Cause” at any time. For purposes of this Agreement “Cause” shall mean and include: (i) a material misappropriation of any monies or assets or properties of the Company; (ii) a material breach by Executive of the terms of this

Agreement that has not been cured within thirty (30) days after written notice to Executive of the breach, which notice shall specify the breach and the nature of conduct necessary to cure such breach; (iii) the conviction of, or plea of guilty or nolo contendere, by Executive to a felony or to any criminal offense involving Executive’s moral turpitude; or (iv) willful misconduct of Executive in connection with the material duties required by this Agreement.
5.4	Termination by Executive For Good Reason. Executive may terminate this Agreement for “Good Reason” at any time. Good Reason shall include (a) any material adverse change by the Company in Executive’s title, position, authority or reporting relationships with the Company; (b) the Company’s requirement that Executive relocate to a location in excess of fifty (50) miles from the Company’s current office location or from any future office location acceptable to Executive; or (c) any material breach by the Company of this Agreement which is not cured within thirty (30) days of written notice thereof by Executive to the Company, which notice shall specify the breach and the nature of conduct necessary to cure such breach.

5.5	Severance Pay. If within eighteen (18) months of the Effective Date, (i) the Company terminates this Agreement without Cause under Section 5.1, or (ii) Executive terminates this Agreement for Good Reason under Section 5.4, or (iii) there is a Change in Control, Company shall pay Executive in a lump sum within five (5) days of the termination, or such longer period as may be required by applicable law, Severance Pay. The amount of Severance Pay to be paid to Executive shall be equal to Executive’s annual Base Salary under Section 4.1 at the time the Agreement is terminated, less applicable payroll tax withholding, plus the bonus compensation as provided in Section 4.2. Severance Pay shall be due and payable regardless of whether or not Executive becomes employed during such 12-month period. If after eighteen (18) months of the Effective Date, the Company terminates this Agreement without Cause under Section 5.1 or Executive terminates this Agreement for Good Reason under Section 5.4 or there is a Change in Control, Executive shall be entitled to receive Severance Pay in accordance with the Company’s standard policy in effect at that time.

5.6	Return of Company Property Following Termination. Upon termination for whatever reason, Executive shall return all books, documents, papers, materials and any other property, including any Company vehicles (including the documentation pertaining thereto) which relates to the business of the Company (or any subsidiary, affiliated, or holding companies) which may be in Executive’s possession or under Executive’s power or control.
6.	Confidentiality. Executive covenants and agrees that he shall not, at any time during or following the term of his employment hereunder, directly or indirectly divulge or disclose, to any person not employed by the Company or not engaged to render services to the Company, except as reasonably appropriate to discharge Executive’s responsibilities under this Agreement, any confidential information of the Company which has been obtained by or disclosed to him as a result of his employment by the

Company, including without limitation, information relating to the finances, strategy, organization, operations, inventions, processes, formulae, plans, devices, compilations of information, methods of distribution, customers, suppliers, client relationships, marketing strategies or other trade secrets of the Company; provided, however, that this provision shall not preclude Executive from use or disclosure of information known generally to the public or from disclosure required by law or court order, if, in the case of such required disclosure, Executive has given the Company reasonable prior notice in order to permit the Company to take steps to protect the information from public disclosure. In the event of a breach or threatened breach by Executive of any of the provisions of this paragraph, the Company, in addition to and not limitation of any rights, remedies or damages available to the Company at law or in equity, shall be entitled to a permanent injunction in order to prevent or to restrain any such breach by Executive, or by Executive’s partners, agents, representatives, servants, employers, Executive and/or any and all persons directly or indirectly acting for or with him.

7.	Indemnification; Insurance. To the fullest extent permitted by the Company’s charter documents and applicable law, the Company agrees to defend and indemnify Executive and hold Executive harmless against any liability that Executive incur within the scope of his service as an officer and director of the Company. The Company further agrees to use commercially reasonable efforts to purchase and maintain adequate Directors’ and Officers’ liability insurance. The terms applicable to the Company’s indemnification and insurance obligations are more fully set forth in the Director and Officer Indemnification Agreement between the Company and Executive entered as of the Effective Date of the 2008 Agreement and attached to the 2008 Agreement as Exhibit 2.

8.	Reasonable Cooperation. Executive agrees to make himself reasonably available to, and to cooperate with the Company and its attorney concerning any pending and future investigations or litigation matters arising out of or relating to his employment with the Company or other matters concerning the Company about which Executive had or has knowledge or involvement. Cooperation for purposes of this provision will include but not be limited to i) making himself reasonably available for interviews and discussion with the Company’s counsel as well as depositions and testimony, ii) assisting the Company in the presentation of its position in an investigation or administrative proceeding and cooperating fully in the development and presentation of such defense or position. In connection with any cooperation, consultation and advice rendered under this Agreement after Executive’s termination of employment, the Company will provide Executive with reasonable compensation and will reimburse Executive for reasonable expenses incurred by Executive including, but not limited to, travel, lodging, telephone and similar expenses, as well as reasonable attorneys’ fees (if independent legal counsel is necessary).

9.	Change in Control Agreements. The Company shall include Executive in any existing and future change in control agreements applicable to any executive officer or director of the Company except to the extent Executive and the Company have agreed in writing that such change in control agreements (or portions thereof) shall not apply to Executive.

10.	Notice. For the purposes of this Agreement, notices, demands and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered or (unless otherwise specified) mailed by registered mail, return receipt requested, postage prepaid, addressed as set forth above, or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

11.	Miscellaneous.
11.1	The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Delaware.

11.2	Sections 4.6, 5.5, 6, 7, 8 of this Agreement shall remain in full force and effect and shall survive the termination of this Agreement.

11.3	In any action undertaken to enforce the terms of this Agreement, the prevailing party shall be reimbursed by the non-prevailing party for such prevailing party’s reasonable attorneys’ fees and expenses, including the costs of enforcing a judgment.

11.4	It is the intent of the parties that this Agreement and the 2008 Agreement be administered so as to comply with Section 409A of the Internal Revenue Code and all applicable regulations. The parties intend that any payment due hereunder shall be delayed or adjusted as deemed reasonably necessary by counsel for the Company in order to avoid 409A penalties. Without limiting the generality of the foregoing and notwithstanding any provisions in this Agreement or the 2008 Agreement to the contrary, if any portion of the payments or benefits to be received by Executive under this Agreement or the 2008 Agreement would be considered deferred compensation under Section 409A, then the following provisions will apply to the relevant portion:
11.4.1	For purposes of this Agreement and the 2008 Agreement, no payment that would otherwise be made and no benefit that would otherwise be provided upon a termination of employment will be made or provided unless and until such termination of employment is also a “Separation from Service” (as determined in accordance with Section 409A of the Code);

11.4.2	If the Executive is a “specified employee” (within the meaning of Section 409A and determined pursuant to procedures adopted by the Company) at the time of a Separation from Service, each portion of such payments and benefits that would otherwise be payable pursuant to this Agreement or the 2008 Agreement upon a Separation from Service during the six-month period immediately following the Separation from Service will instead be paid or made available on the earlier of (i) the first business day of the seventh month following the date the Executive incurs a Separation from Service, and (ii) the Executive’s death (the applicable date, the “Permissible Payment Date”);

11.4.3	With respect to any amount of expenses eligible for reimbursement under this Agreement or the 2008 Agreement, such expenses will be reimbursed by the Company within 60 calendar days (or, if applicable, on the Permissible Payment Date) following the date on which the Company receives the applicable invoice from the Executive but in no event later than December 31 of the year following the year in which Executive incurs the related expense;

11.4.4	Payments delayed under this Section 12.4 as a result of the application of Section 409A will not accrue interest. In no event will the reimbursements or in-kind benefits to be provided by the Company in one taxable year affect the amount of reimbursements or in-kind benefits to be provided in any other taxable year, nor will Executive’s right to reimbursement or in-kind benefits be subject to liquidation or exchange for another benefit;

11.4.5	With respect to any “tax gross-up payment” (as determined in accordance with Section 409A of the Code), subject to any applicable deadlines in Section 4.6, all tax gross-up payments shall be made no later than December 31 of the year following the year in which Executive remits the related taxes; and

11.4.6	Each payment under this Agreement and the 2008 Agreement will be considered a “separate payment.”
12.	Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.
          IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above written.

Dana Holding Corporation

By:	/s/ John M. Devine John M. Devine	/s/ Robert H. Marcin Robert H. Marcin
Executive Chairman

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